vtech

VTech Corporate Services Ltd

Exempted No. : 82-3565
Our Ref. No. : PF230-15/04
Direct Line : (852) 2680 1705 / 2680 5002
Fax No. : (852) 2680 5277
(Please contact Lydia CHUNG / Winnie SO)

17th May 2004

By courier

The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Room 3099
Office of International Corporate Finance
Mail Shop 3-7
Washington D.C. 20549
U.S.A.

Dear Sirs

Re : VTech Holdings Limited
-Filing of Materials pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we enclose herewith a copy of the press announcement of VTech Holdings Limited dated 14th May 2004 regarding the connected transaction in relation to a lease which had been entered into by VTech Holdings Limited and Aldenham Company Limited as published in an English newspaper in Hong Kong on 17th May 2004 for your filing.

Yours faithfully

Lydia CHUNG
Senior Manager
Legal & Compliance

Encl.

c.c. *Ms. Kathy Jiang*
ADR Div., The Bank of New York (New York)
Fax No. 1-212-571-3050
(w/ enclosure)

Ms. Eugenia Lee
ADR Div., The Bank of New York (Hong Kong)
Fax No. 2877 0863
(w/ enclosure)

vtech

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 303)

Connected Transaction

On 11 April 2003, the Company and Aldenham (a connected person which meaning was ascribed by the Previous Listing Rules) entered into the Lease. The Lease constitutes a connected transaction (the "Transaction") of the Company under Rule 14.25(1) of the Previous Listing Rules and shall be disclosed by way of an announcement by the Company for each of the two financial years ending 31 March 2005.

An announcement in relation thereto had already been made by the Company on 11 April 2003.

Brief details of the Transaction had also been disclosed in the latest published accounts of the Company and will be re-disclosed in the Company's next published accounts in accordance with the requirements under the Previous Listing Rules.

I. The Transaction

On 11 April 2003, the Company as tenant entered into an agreement with Aldenham as landlord for the Lease of the Premise. The principal terms of the Lease are as follows:

Date	:	11 April 2003
Landlord	:	Aldenham
Tenant	:	The Company
Premise	:	approximately 5,673 square feet of 29th and 30th Floors, 12 Bowen Road, Hong Villa, Hong Kong
Terms	:	2 years commencing 1 April 2003 and expiring on 31 March 2005
Rent	:	HK$250,000 per month (inclusive of rates and management fees)

The Lease constitutes a connected transaction under Rule 14.25(1) of the Previous Listing Rules because Aldenham was a connected person (which meaning was ascribed by the Previous Listing Rules) of the Company.

As at 11 April 2003 when the Lease was entered into, Aldenham was 50% owned by the spouse of Mr. Allan WONG Chi Yun (a director and substantial shareholder holding 41.22% of the entire issued share capital of the Company at that time) and 50% indirectly owned by a trust, the discretionary objects of which are Mr. Allan WONG Chi Yun and his family members. As at the date of this announcement, Aldenham has become a wholly indirect subsidiary of the said trust, the beneficiaries of which are family members of Mr. Allan WONG Chi Yun, a director, chief executive and substantial shareholder holding 39.17% of the entire issued share capital of the Company.

When the Lease was entered into on 11 April 2003, the Board (including all independent non-executive directors) were of the view that the Lease was entered into upon normal commercial terms which were fair and reasonable at the then prevailing market rate with reference to a valuation report conducted by an independent qualified surveyor and in the interest of the Company and its independent shareholders.

II. Reasons for the Lease

The Premise was leased for the purposes of providing housing to Mr. Allan WONG Chi Yun in accordance with the terms of his service contract. Mr. Allan WONG's service contract provides that the Company shall pay for him the monthly rental of his residence during the continuance of his service with the Company. The entering into of the Lease shall not additionally increase the total emoluments entitled by Mr. Allan WONG Chi Yun but is an incentive used for the retention of his service as an employee of the Company.

III. General

The Group is principally engaged in the business of the design, manufacture and distribution of electronic learning products and telecommunication products.

As the annual rental of the Lease is less than HK$10 million and 3% of the net tangible asset value disclosed in the latest published audited accounts of the Group for the relevant financial year, the Lease constitutes a connected transaction under Rule 14.25(1) of the Previous Listing Rules and shall be disclosed by way of an announcement and in the Company's next published accounts.

An announcement had already been made by the Company on 11 April 2003 in relation to the Transaction.

Brief details of the Transaction had also been disclosed in the latest accounts of the Company and will be re-disclosed in the Company's next published accounts in accordance with the requirements under the Previous Listing Rules.

The Board of Directors of the Company comprises:

Executive Directors	:	Allan WONG Chi Yun Albert LEE Wai Kuen
Independent Non-executive Directors	:	Raymond CH'IEN Kuo Fung William FUNG Kwok Lun Michael TIEN Puk Sun Patrick WANG Shui Chung

Definitions:

Unless otherwise defines, the following terms used in this announcement shall have the following meanings:

"Aldenham"	Aldenham Company Limited, a company incorporated in Hong Kong;
"Company"	VTech Holdings Limited, a company incorporated in Bermuda, the shares of which are listed on The Stock Exchange of Hong Kong Limited and The London Stock Exchange plc;
"Board"	the board of directors of the Company;
"Group"	the Company and its subsidiaries;
"Lease"	the lease of the Premise pursuant to the agreement with Aldenham and the Company dated 11 April 2003;
"Premise"	the premise at 29th and 30th Floor, 12 Bowen Road, Hong Villa, Hong Kong;
"Previous Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in effect immediately prior to The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited which came into effect on 31 March 2004.

By Order of the Board
VTech Holdings Limited
CHANG Yu Wai
Company Secretary